Mail Stop 4561
      June 21, 2005

Mr. Robert Bond Miller
President
U.S. Realty Income Partners, L.P.
P.O. Box 58006
Nashville, TN 37205

	RE:	U.S. Realty Income Partners, L.P.
		Form 8-K/A
		Filed June 8, 2005
            	File No. 1-32467

Dear Mr. Miller:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed June 8, 2005

1. Please amend your filing and state whether the General Partner has authorized the former accountants to respond fully to the inquiries of the successor accountants concerning the significant deficiency in accordance with Item 304(a)(1)(iv)(C) of Regulation S-K.





Please respond to these comments within five business days from the date of this letter. Any questions regarding the above should be directed to me at (202) 551-3469.


								Sincerely,



								Thomas Flinn
								Staff Accountant
Mr. Robert Bond Miller
U.S. Realty Income Partners, L.P.
June 21, 2005
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